 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VAREX IMAGING CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	001-37860	81-3434516
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1678 S. Pioneer Road, Salt Lake City, Utah		84104
(Address of principal executive offices)		(Zip code)

Kimberley E. Honeysett
(801) 972-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _______.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the year ended December 31, 2024, filed as Exhibit 1.01 hereto, are publicly available at
https://www.vareximaging.com/investor-relations/. The content of Varex Imaging’s website referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

SECTION 3 - EXHIBITS

Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VAREX IMAGING CORPORATION

By:	/s/ Kimberley E. Honeysett	May 30, 2025
	Kimberley E. Honeysett Chief Legal Officer, General Counsel, and Corporate Secretary	Date